On February 12, 2009, a Special Meeting of Shareholders for the Fund was held to consider the following proposals. The results of the proposals are indicated below.

Proposal 1a To consider and act upon a new investment advisory agreement with Evergreen Investment Management Company, LLC:
Net assets voted For $729,195,805
Net assets voted Against $ 2,237,908
Net assets voted Abstain $ 2,625,859

Proposal 1b To consider and act upon a new investment sub-advisory agreement with First International Advisors, LLC, d/b/a Evergreen
International Advisors.
Net assets voted For $729,338,947
Net assets voted Against $ 2,145,034
Net assets voted Abstain $ 2,575,591